

Mail Stop 3233

August 9, 2018

<u>Via E-Mail</u>
Jason E. Fox
Chief Executive Officer
W. P. Carey Inc.
50 Rockefeller Plaza
New York, New York 10020

      Re: **W. P. Carey Inc.**
             Registration Statement on Form S-4
             Filed July 27, 2018
             File No. 333-226408

Dear Mr. Fox:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Christopher Giordano, Esq.
       DLA Piper LLP